

March 2, 2011

James J. Fahrner
Chief Financial Officer
Titan Energy Worldwide, Inc.
10315 Grand River Avenue
Brighton, MI 48116

     Re: Titan Energy Worldwide, Inc.
            Form 10-K for year ended December 31, 2009
               Filed April 15, 2010
            File No. 0-26139

Dear Mr. Fahrner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Note 4 – Notes Payable, page F-13

1. We note your response to prior comment 5. It appears that your convertible notes are convertible based on the fair value of your common stock, which could result in unlimited shares being issued. Please clarify for us the conversion terms of your convertible stock. Please note that equity classification under FASB ASC paragraph 815-40-25-1(b) is only appropriate if you also meet all of the conditions set forth in FASB ASC paragraphs 815-40-25-7 through 43. Pease provide us with your analysis under FASB ASC paragraphs 815-40-25-7 through 43.

Item 11. Executive Compensation, page 30

2. It continues to be unclear from your response to prior comment 7 whether the amounts in the options awards column represent the grant date fair value of the award, the expense you

recognized during the service period or some other amount. Please expand your response accordingly.

Item 12. Security Ownership…, page 32

3. Your response to prior comment 9 refers to the number of shares outstanding on March 31, 2010; however, your disclosure in note 2 on page 32 refers to the number of shares outstanding on March 24, 2010. Given this, it continues to appear that Carl Rountree and Eckhart Grohmann beneficially owned more than 10% of your shares on March 24, 2010. Therefore, we reissue the comment.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202) 551-3286 or Geoff Kruczek, Reviewing Attorney, at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief